Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

March 31, 2014

To:	Ernst & Young LLP

And To:	KPMG LLP

And To:

The Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Ontario Securities Commission

Re:	Notice of Change of Auditor (“Notice”) – Novadaq Technologies Inc. (the “Corporation”)

This Notice is made pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”).

1.	On March 21, 2014, it was determined, pursuant to a resolution of the board of directors (the “Board”) of the Corporation, on the recommendation of the audit committee (the “Audit Committee”), to engage the accounting firm of KPMG LLP to fill the vacancy by Ernst & Young LLP and to hold office until the next annual and special meeting of shareholders of the Corporation, to be held on May 21, 2014, at which time KPMG LLP will be proposed for appointment as auditor of the Corporation.

2.	Ernst & Young LLP tendered its resignation on March 31, 2014, as auditor of the Corporation at the request of the Corporation.

3.	The determination was considered and approved by each of the Board and the Audit Committee, and constitutes a “termination” of Ernst & Young LLP and an “appointment” of KPMG LLP for the purposes of NI 51-102.

4.	The reports of Ernst & Young LLP on the financial statements of the Corporation for the two most recently completed fiscal years, being the years ended December 31, 2012 and 2013, did not express a modified opinion.

5.	There have been no reportable events (as defined in Section 4.11 of NI 51-102).

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DATED this 31st day of March, 2014.

NOVADAQ TECHNOLOGIES INC.
By:
Name:	Stephen Purcell
Title:	Chief Financial Officer